Meryl Branch-McTiernan

Education

M.F.A., Creative Writing and Literature, Stony Brook University 08/2018 – Present, In Progress.
B.S., Television, Radio and Film, Syracuse University, 2004.

Specializations

Creative writing—fiction, memoir, and screenwriting
Ghostwriting—memoirs, business books, and self-help books
Coaching Writing—advising and editing for ghostwriting clients
Teaching—playwriting classes for middle schoolers

Awards

Quarterfinalist, Academy Nicholl Fellowship 2019, 2020, screenplay competition
2nd Round, Austin Film Festival Competition—2017, 2018, screenplay and teleplay competition
Quarterfinalist, Final Draft Big Break Competition—2015, teleplay competition
2nd Round, Sundance Feature Film Lab Competition—2016, 2018, feature film competition

Teaching Experience

Teaching Assistant, Stony Brook University, Fall 2020
        Assist instructor with grading, attendance, and answering student inquiries

Teaching Assistant, Stony Brook University, Spring 2020

        Assist instructor with grading, attendance, and answering student inquiries

Teaching Artist, YAWP Program at HEAP, October 2019 – February 2020
        Teach playwriting to underserved middle school students in Harlem

Publications

"Three Minutes," and "Bathroom Smiles," monologues published in "Men's Comedic Monologues That Are Actually Funny," *The Applause Acting Series, 2014*

"The Truth Will Not Be Buried," essay published in *Chaleur Magazine Online*, December, 2019

"Election Day Party," essay published in *Chaleur Magazine*, 2019

Professional Experience

Best Seller Publishing, Remote
Ghostwriter and Coach, 2018 – Present
- Interview clients to conceptualize, write, and edit books that reflect their unique stories
- Coach clients and provide guidance to clients working on their own books
- Assess manuscripts written by other ghostwriters and provide notes for authors

BusinessGhost, Remote
Ghostwriter, 2014 – 2018
- Interview clients to conceptualize, write, and edit books that reflect their unique stories and vision.
- Completed memoirs, self-help books, and marketing books to the satisfaction of various clients.

Fulcrum Labs, Los Angeles, CA
Technical Writer/Instructional Designer, 2015
- Wrote and storyboarded engaging and informative scripts for educational tech company.
- Liaised between subject matter experts, animators, producers and editors to ensure content accuracy.
- Created lecture notes and practice test questions to review educational content covered in videos.

Huffington Post, Remote
Columnist, 2013 – Ongoing
- Write column covering topics such as dating, health, politics, books, and women's issues.

Queens Community House, Forest Hills, NY
Director of Communications, 2008 – 2011
- Wrote copy and designed all annual reports, brochures and promotional materials.
- Wrote copy and selected and formatted images for website via content management system.
- Wrote copy and designed e-newsletters for over 1,000 subscribers.
- Wrote and researched successful government and foundation grants.
- Created and managed social media presence on Facebook and Twitter
- Wrote press releases and pitched stories and Letters to the Editors of local newspaper editors

Lawrence Woodmere Academy, Woodmere, NY
Associate Director of Development, 2006 – 2007
- Wrote and pitched articles to local newspaper editors.
- Managed two E-newsletters for over 1,200 subscribers.
- Wrote articles for school magazine with distribution to 7,000 alumni, parents, and faculty.
- Managed team of volunteers and all aspects of acquisitions, advertisements, for fundraiser.
- Wrote and researched grants available to independent schools.

Chuck Lesnick's City Council President Campaign, Yonkers, NY
Volunteer Coordinator/Media Liaison, 2005
- Successfully elected candidate using a 40-person volunteer corps and media campaign.
- Wrote and distributed press releases and announcements to over 10 members of press.
- Designed and wrote weekly email blasts to over 1,000 supporters in voice of candidate.